Exhibit 3.21

ARTICLES OF ORGANIZATION

OF

SBARRO EXPRESS LLC

Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is: Sbarro Express LLC

SECOND: The county within this state in which the office of the limited liability company is to be located is: Nassau

THIRD: The secretary of state is designated as agent of the limited liability company upon whom process against a may be served. The post office address within or without this state to which the secretary of state shall mail a copy of any process against the limited liability company served upon him or her is: Sbarro Express LLC, 401 Broadhollow Road, Melville, New York 11747

/s/ Carmela N. Merendino
Carmela N. Merendino
Organizer

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